Exhibit 2

NCL ATHENE LLC

A Delaware Limited Liability Company

Amended and Restated

Limited Liability Company Agreement

Dated as of September 30, 2016

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ARTICLE VIII GENERAL PROVISIONS		17

8.1	Amendment of Agreement	17
8.2	Notices	17
8.3	Agreement Binding Upon Successors and Assigns; Delegation	17
8.4	Governing Law	17
8.5	Not for Benefit of Creditors	17
8.6	Consents	17
8.7	Miscellaneous	18
8.8	Entire Agreement	18

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AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

NCL ATHENE LLC

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of NCL Athene LLC, a Delaware limited liability company (the “Company”) dated as of September 30, 2016 by and between Athene Annuity and Life Company, an Iowa corporation (“AAIA”), and Athene Life Re Ltd., a Bermuda reinsurance company (“ALRe”), as Class A Members (the “Class A Members”) and AAA Associates L.P., a Guernsey limited partnership, as Class B Member (the “Class B Member” and, together with the Class A Member, the “Members’).

Recitals:

A.                                    The Company was formed on September 30, 2016 pursuant to an initial limited liability company agreement (the “Initial Agreement”) and the Certificate.

B.                                    AAA Guarantor — Co-Invest VI (B), L.P. was the sole member of the Company at the time of its formation, and it is withdrawing as a member in connection with the adoption of this Agreement.

C.                                    In connection with the formation of the Company, the Company and the Members agreed upon the capitalization of the Company and the ownership of limited liability company interests of the Company.

D.                                    The Company and the Members wish to amend and restate the Initial Agreement as set forth herein.

In consideration of the mutual promises and agreements herein made and intending to be legally bound hereby, the parties hereto hereby adopt this agreement as the limited liability company agreement of the Company in replacement of the Initial Agreement:

ARTICLE I
DEFINITIONS

For purposes of this Agreement:

“Accounting Period” means each period that starts at the opening of business on September 30, 2016 (in the case of the initial Accounting Period) and thereafter on the day immediately following the last day of the preceding Accounting Period, and that ends at the close of business on the earliest of the following dates:

(a)                                 the last day of a Fiscal Year;

(b)                                 any Incentive Measurement Date;

(c)                                  any date as of which this Agreement provides for any amount to be credited to or debited against the NCL Book Account of any Member; or

(d)                                 any other date that the Members select.

“Act” means the Delaware Limited Company Act, as the same may be amended from time to time.

“Affiliate” means with respect to any Person, any other Person which either directly or indirectly controls, is controlled by, or is under common control with, such Person (including, with respect to the Class A Members, each officer, director, partner, manager, member and shareholder of such Person).

“Agreement” means this Amended and Restated Limited Liability Company Agreement, as amended from time to time.

“AIF VI Co-investment Agreement” means the Amended and Restated Co-investment Agreement dated as of December 16, 2009, by and among AAA Investments, L.P., AAA Guarantor Co-Invest VI, L.P., Apollo Investment Fund VI, L.P. and certain of its affiliates (including the predecessor agreement amended thereby).

“Business Day” means any day on which the New York Stock Exchange, The Nasdaq Stock Market and commercial banks in New York City are open for business.

“Capital Account” means with respect to each Member a capital account established and maintained on behalf of such Member in respect of its Interest in accordance with Treasury Regulation Section 1.704-1.

“Carrying Value” means with respect to any asset, the asset’s adjusted basis for United States federal income tax purposes, except that the Carrying Values of all Company’s assets shall be adjusted to equal their respective fair market values in accordance with the rules set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), except as otherwise provided herein, immediately prior to (a) the date of the acquisition of any additional Interest by any new or existing Member in exchange for more than a de minimis capital contribution; (b) the date of the distribution of more than a de minimis amount of Company property to a Member; (c) the date of the grant of more than a de minimis profits interest to a Member for services rendered or to be rendered to the Company in his or her capacity as a Member; (d) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); or (e) at such other times as the Class B Member shall reasonably determine is necessary to comply with Treasury Regulation Sections 1.704-1(b) and 1.704-2.

“Certificate” means the Certificate of Formation of the Company, dated as of September 30, 2016, which was executed and filed in the office of the Secretary of State of the State of Delaware, and all subsequent amendments thereto and restatements thereof.

“Class A Members” mean Athene Annuity and Life Company, an Iowa corporation, and Athene Life Re Ltd., a Bermuda reinsurance company.

“Class B Member” means AAA Associates, L.P., a Guernsey limited partnership.

“Code” means the Internal Revenue Code of 1986, as amended, and as hereafter amended, or any successor law.

“Company” means the limited liability company formed pursuant to this Agreement.

“Composite Accounting Convention” means the accounting convention described in Section 3.5(c).

“Cumulative Net Profit” means, as of any Incentive Measurement Date, the cumulative positive amount, if any, of the Pool Net Returns allocated to the Class A NCL Book Account for all Accounting Periods from the establishment of the Class A NCL Book Account through such Incentive Measurement Date, determined before giving effect to any deductions of any current or prior Incentive Allocations with respect to the Class A NCL Book Account.  The calculation of the Cumulative Net Profit shall be subject to the Composite Accounting Convention.

“Dissolution Sale” means all sales and liquidations by or on behalf of the Company of its assets in connection with or in contemplation of the winding-up of the Company.

“Event of Dissolution” has the meaning set forth in Section 6.1.

“Fiscal Year” means the period commencing on September 30, 2016 and ending on December 31, 2016, and thereafter each period commencing on January 1 of each year and ending on December 31 of such year.

“Incentive Allocation” means the amount, if any, determined as of each applicable Incentive Measurement Date, by which (a) 20% of the Cumulative Net Profit, if any, allocated to the Class A NCL Book Account for all Accounting Periods from the establishment of such Class A NCL Book Account through such Incentive Measurement Date exceeds (b) the cumulative amount of all Incentive Allocations credited to the Class B NCL Book Account as determined through the close of all prior Incentive Measurement Dates. The calculation of the Incentive Allocation shall be subject to the Composite Accounting Convention.

“Incentive Measurement Date” means with respect to the Class A NCL Book Account, the earlier of (a) the date when all investments comprising the NCL Investment Pool have been disposed of or (b) any date on which there is an increase in the positive amount of the Cumulative Net Profit with respect to the Class A NCL Book Account.

“Interest” means the entire ownership interest of a Member in the Company, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all the terms and provisions of this Agreement.

“Member” means a Class A Member or the Class B Member, except as otherwise expressly provided herein, and “Members” means the Class A Member and the Class B Member.

“NCL Book Account” means the memorandum account maintained to reflect a Member’s participation in the NCL Investment Pool in accordance with Section 3.4.

“NCL Investment Pool” means the memorandum account maintained in accordance with Section 3.4 to reflect on a segregated basis the assets and liabilities comprising, and the investment results of, the Company’s investment in NCL Shares and all proceeds thereof.

“NCL Shares” means ordinary shares of Norwegian Cruise Line Holdings Ltd. held by the Company.

“Operating Expenses” means the costs and expenses arising in connection with the operations and investment and financial activities of the Company, including, without limitation, the following: (a) taxes, (b) fees and expenses of actuaries, advisors, auditors, counsel and valuation experts, (c) fees and expenses associated with maintaining the Company, any subsidiary entities, including fees and expenses incurred in the organization, operation and restructuring of subsidiary entities, (d) expenses of insurance, litigation expenses and any extraordinary expense, (e) costs of preparing reports to the Class A Members (including all expenses of the preparation and, to the extent relevant, audit of all reports and statements provided for under Section 7.1) and other financial and tax accounting, reporting services, fund administration services (including the expense of operational, secretarial, postage and legal services), (f) the costs and expenses of holding any meetings of Members, and (g) Company indemnification obligations, and the foregoing categories of expenses shall be Operating Expenses regardless of whether the Person providing or performing the service or output giving rise to the expense is a Member, or any Member’s Affiliates or a third party.

“Person” means any individual, partnership (whether or not having separate legal personality), corporation, limited liability company, joint venture, joint-stock company, unincorporated organization or association, trust (including the trustees thereof, in their capacity as such), government, governmental agency, political subdivision of any government or other entity.

“Pool Net Asset Value” means with respect to the NCL Investment Pool as of any date the amount by which (a) the total amount of cash and the total value of the other assets comprising the NCL Investment Pool at that time exceeds (b) the total value of all liabilities relating to the NCL Investment Pool at that time. For this purpose, investments and other non-cash assets and liabilities shall be recorded at the cost basis of such investment less any writedowns reflecting permanent impairments of capital value as agreed by the Members. If an existing investment (or portion thereof) held in the NCL Investment Pool is transferred in exchange for a new investment to be held in the NCL Investment Pool, the cost basis of the new investment shall be based on the cost basis of the transferred investment (appropriately adjusted for any other consideration given or received in the exchange transaction).  The Pool Net Asset Value as of the close of any Accounting Period shall be based on valuations as of the close of business on that date before giving effect to any withdrawals of capital from the NCL Investment Pool at that time, and the Pool Net Asset Value as of the commencement of any Accounting Period shall be based on valuations as of the close of the immediately preceding Accounting Period as adjusted for any additions to the capital of the NCL Investment Pool at that time.  The initial Pool Net Asset Value of the NCL Investment Pool shall be determined in accordance with Section 3.4(c).

“Pool Net Return” means with respect to the NCL Investment Pool an amount calculated for any Accounting Period equal to the positive or negative difference between (a) the sum of (i) the Pool Net Asset Value of the NCL Investment Pool as of the end of the Accounting Period plus (ii) the amount of all cash and the net asset value of any non-cash items distributed or withdrawn from the NCL Investment Pool during the Accounting Period and (b) the sum of (i) the Pool Net Asset Value of the NCL Investment Pool as of the beginning of the Accounting Period plus (ii) the aggregate amount of Company equity capital added to the NCL Investment Pool during such Accounting Period.  The positive amount of Pool Net Return shall not be reduced, and the negative amount of Pool Net Return shall not be increased, by any item that is required to be debited against the NCL Book Account of a Member pursuant to Section 3.6 but shall instead be treated in the manner specified in Section 3.6(d).

“Pool Share” means each Member’s percentage interest in the NCL Investment Pool, as determined in accordance with Section 3.4.

“Revised Partnership Audit Procedures” means the provisions of Subchapter C of Subtitle F, Chapter 63 of the Code, as amended by P.L. 114 74, the Bipartisan Budget Act of 2015 (together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, published administrative interpretations thereof, any guidance issued thereunder and any successor provisions) or any similar procedures established by a state, local or non-U.S. taxing authority.

“Services Agreement” means the services agreement by and among AAA Investment (Co-Invest VI), L.P., AAA Investments (Co-Invest VII), L.P., AAA Investments (Other), L.P., Apollo Alternative Assets, L.P. and certain other service recipients dated October 31, 2012.

“Services Fee” means the management fee charged pursuant to the Services Agreement.

“Transfer” means any sale, exchange, transfer, assignment, pledge, placement of a lien on, or other disposition by a Member of its Interest, whether voluntary or involuntary.

“Treasury Regulation” means the income tax regulations promulgated under the Code, as amended.

ARTICLE II
ORGANIZATION

2.1                               Continuation of Limited Liability Company.

The parties hereto agree to continue the Company as a limited liability company pursuant to the Act on the terms of this Agreement.

2.2                               Name of Company.

The name of the Company shall be “NCL Athene LLC.”

2.3                               Registered Office and Registered Agent.

The address of the Company’s registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.  The name and address of the Company’s registered agent for service of process in the State of Delaware are The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

2.4                               Term of Company.

The term of the Company shall continue until the Company is dissolved in accordance with Article VI.

2.5                               Filings.

(a)                                 The Class A Members shall take any and all actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the Act and any other states or jurisdictions in which the Company engages in business.

(b)                                 Upon the completion of the winding up of the Company pursuant to Section 6.3(c), the Class A Members shall promptly execute and cause to be filed any certificates of cancellation in accordance with the laws of any states or jurisdictions in which the Company has filed certificates.

2.6                               Object and Powers of the Company.

(a)                                 The object of the Company shall be to engage in the acquisition, ownership and disposition of the NCL Shares and to do anything necessary or appropriate in furtherance of the foregoing.

(b)                                 The Company shall possess and may exercise all such powers and privileges as the Class A Members consider necessary, convenient or incidental to the conduct, promotion or attainment of the object of the Company.

2.7                               Liability of Members.

In no event shall a Member be obligated to make any contribution to the Company or have any liability for the repayment or discharge of the debts and obligations of the Company except to the extent provided herein or as required by the Act.

2.8                               Actions by Company.

The Company may execute, deliver and perform all contracts, agreements and other undertakings, and engage in all activities and transactions as may in the opinion of the Class A Members be necessary or advisable to carry out the objects and purposes of the Company.

2.9                               Reliance by Third Parties.

Persons dealing with the Company are entitled to rely conclusively upon the power and authority of the Class A Members as herein set forth.

ARTICLE III
CAPITAL

3.1                               Contributions to Capital.

(a)                                 The Class A Members shall be required to make contributions in such amounts and at such times as may be necessary for purposes of enabling the Company to (i) pay the Company’s share of Services Fees and expenses pursuant to the Services Agreement and Operating Expenses and (ii) distribute any Incentive Allocations to the Class B Member.

3.2                               Rights of Members in Capital.

(a)                                 No Member shall be entitled to interest on its capital contribution to the Company.

(b)                                 No Member shall have the right to the return of any capital contribution to the Company except (i) upon the withdrawal of such Member pursuant to Section 5.3 or (ii) upon the dissolution of the Company pursuant to Section 6.1.  The Company shall be responsible for the return of any such amounts in accordance with this Agreement.

3.3                               Capital Accounts.

(a)                                 The Company shall maintain a separate Capital Account with respect to each Member.

(b)                                 Each Capital Account shall have an initial balance determined in a manner consistent with Section 3.4(c).

(c)                                  Each Capital Account shall be increased by the amount of any cash and the net value of any property constituting additional contributions with respect to such Capital Account by the relevant Member permitted pursuant to Section 3.1.

(d)                                 Each Capital Account shall be reduced by the amount of any cash and the net value of any property withdrawn by or distributed to the relevant Member from such Capital Account pursuant to Sections 3.9, 5.3(b) or 6.3.

(e)                                  Each Capital Account shall be further adjusted (i) in a manner that is consistent with and that gives effect to the allocations to the NCL Book Accounts of the Members pursuant to Sections 3.4, 3.5 and 3.6, (ii) to the extent not accounted for in (i), for adjustments to Carrying Value required pursuant to the definition of Carrying Value and (iii) in accordance with all applicable provisions of the Code relating to the maintenance of partnership capital accounts.

3.4                               Establishment and Maintenance of NCL Investment Pool and NCL Book Accounts.

(a)                                 The Company shall maintain a memorandum account (referred to as the NCL Investment Pool), to reflect the assets and liabilities, and the investment results, of all investment activities and ancillary activities conducted or undertaken pursuant to or in connection with the Company’s investment in the NCL Shares.  The Company shall maintain for each Member a memorandum account referred to as an NCL Book Account to reflect such Member’s financial participation in the investment results of the NCL Investment Pool.  The NCL Investment Pool and NCL Book Accounts shall be established and maintained in the manner described in this Section 3.4 and in Sections 3.5 and 3.6.

(b)                                 The Pool Shares of AAIA, ALRe and the Class B Member with respect to the NCL Investment Pool are 17.11%, 82.89% and 0%, respectively.

(c)                                  The initial Pool Net Asset Value of the NCL Investment Pool shall be equal to the book value of the NCL Shares immediately prior to the contribution of the NCL Shares to the Company as recorded by AAA Investments (Co-Invest VI), L.P. for purposes of determining pool net returns with respect to its partners.  The initial balances of the Class A NCL Book Accounts shall be equal to the portion of the Class A Members’ book accounts in AAA Investments (Co-Invest VI), L.P. attributable to the NCL Shares at the time of the contribution of the NCL Shares to the Company. Except as otherwise provided in Sections 3.5 and 3.6, all amounts withdrawn from the NCL Investment Pool for distribution to Members or, in the case of the Class A Members, for payment of Company expenses not directly related to the ownership and disposition of the NCL Shares, shall be treated as withdrawals from each Member’s NCL Book Account relating to the NCL Investment Pool.

(d)                                 When all investment positions in the NCL Investment Pool have been liquidated and all investment operations to be conducted therein have been completed, the NCL Investment Pool and its associated NCL Book Accounts shall be closed.

3.5                               Incentive Allocations.

(a)                                 As of each Incentive Measurement Date, the Incentive Allocation shall be determined.  Subject to Section 3.5(b) and Section 3.5(c), the amount so determined shall be debited from the Class A NCL Book Account and shall be credited simultaneously to the Class B NCL Book Account.

(b)                                 Subject to Section 3.5(c), once credited to Class B NCL Book Account in accordance with this Section 3.5, Incentive Allocations are not subject to reversal or refund.

(c)                                  Notwithstanding anything to the contrary set forth in this Agreement, the calculation of the Incentive Allocation shall be adjusted so that it is equal to the amount of the incentive allocation that would have been earned by the Class B Member in its capacity as the general partner of AAA Investments (Co-Invest VI), L.P. with respect to the NCL Shares, assuming that the NCL Shares had remained an asset in the “AIF VI Investment Pool” (as defined in the partnership agreement of AAA Investments (Co-Invest VI), L.P.) until disposition of the NCL Shares by the Company. Such adjustment shall be determined by the Class B Member, subject to the approval of the Class A Members.

3.6                               Allocation of Services Fees, Withholding Taxes and Certain Other Expenditures.

(a)                                 Each Class A Member shall bear its proportionate share of Services Fees and expenses.  The Class A Members shall make capital contributions from time to time to the extent that there is insufficient cash available to satisfy the amount of Services Fees and expenses then due.

(b)                                 If the Company incurs a withholding tax or other tax obligation including amounts withheld in respect of income received or accrued by the Company with respect to the share of Company income allocable to any Member and including any tax imposed as a result of a Tax Proceeding (as defined herein), then the amount of such obligation shall be charged to the NCL Book Account of such Member (if it relates to the NCL Shares) and otherwise to the Member’s capital account as of the close of the Accounting Period during which the Company pays or incurs such obligation.  If the amount of such taxes is greater than such NCL Book Account or other capital account balance, then such Member and any successor to such Member’s interest shall pay to the Company as a contribution to the capital of the Company, within five Business Days after notification and demand by the Class A Members, the amount of such excess.  The Class A Members shall use commercially reasonable efforts to apply for and obtain any reduction of or exemption from withholding to which the Company or any Member may be entitled, and each Member shall provide the Class A Members with such information as the Class A Members may reasonably request for such purposes.

(c)                                  Except as otherwise provided for in this Agreement, any expenditures payable by the Company that are not directly related to the investment activities conducted in the NCL Investment Pool shall be borne exclusively by the Class A Members.

(d)                                 Any amount to be borne by the Class A Members or debited from their NCL Book Accounts pursuant to Sections 3.6(a), (b) or (c) shall not have any effect on the Pool Net Return with respect to the NCL Investment Pool or on the Cumulative Net Profit of the Class A NCL Book Account.

3.7                               Allocations for United States Federal Income Tax Purposes.

(a)                                 Income Tax Allocations.  Except as otherwise required by Code Section 704(c), items of income, gain, deduction or loss that are recognized for United States federal income tax purposes in each Fiscal Year shall be allocated among the Members for United States federal income tax purposes in a manner consistent with the allocations to the NCL Book Accounts as set forth in this Article III, whether in such Fiscal Year or in prior Fiscal Years.  To the extent deemed by the Members to be feasible and equitable, taxable income and gains for each Fiscal Year for United States federal income tax purposes shall be allocated among the Members who have enjoyed the related credits to their Capital Accounts, and items of deduction and loss in each Fiscal Year shall be allocated among the Members who have borne the burden of the related debits to their Capital Accounts.  Foreign tax credits of the Company shall be allocated as determined by the Members in a manner consistent with Treasury Regulation Section 1.704-1(b)(4)(viii).

(b)                                 Basis Adjustments.  To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Treasury Regulations; provided, in the event that an adjustment to the book value of Company property is made as a result of an adjustment pursuant to Section 734(b) of the Code, items of income, gain, loss, or deduction, as computed for book and tax purposes, shall be specially allocated among the Members so that the effect of any such adjustment shall benefit (or be borne by) the Member(s) receiving the distribution which caused such adjustment.

(c)                                  Qualified Income Offset.  In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain will be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the deficit balance in the Capital Account of such Member as quickly as possible, provided that an allocation pursuant to this Section 3.7(c) may be made only if and to the extent that such Member would have a deficit balance in its Capital Account after all other allocations provided for in this Article III have been tentatively made as if this Section 3.7(c) were not in the Agreement.  This Section 3.7(c) is intended to constitute a “qualified income offset” within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and must be interpreted consistently therewith.

(d)                                 Gross Income Allocation.  In the event any Member has a deficit Capital Account at the end of any Fiscal Year that is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), each such Member will be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 3.7(d) may be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article III have been made as if Section 3.7(c) and this Section 3.7(d) were not in the Agreement.

(e)                                  Minimum Gain Chargeback.  Notwithstanding any provision of this Section 3.7, if there is a net decrease in partnership minimum gain or partner nonrecourse debt minimum gain (determined in accordance with the principles of Treasury Regulation Sections 1.704-2(d) and 1.704-2(i)) during any taxable year of the Company, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to its respective share of such net decrease during such year, determined pursuant to Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f) and 1.704-2(i)(4).  This Section 3.7(e) is intended to comply with the minimum gain chargeback requirements in such Treasury Regulations Sections and shall be interpreted consistently therewith, including that no chargeback shall be required to the extent of the exceptions provided in such Treasury Regulations Sections.

(f)                                   Nonrecourse Deductions.  Any nonrecourse deductions (determined in accordance with the principles of Treasury Regulations Section 1.704-2(b)(1)) for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the nonrecourse debt to which such nonrecourse deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g)                                  Curative Allocation.  Any special allocations of items of income gain loss or deduction pursuant to Sections 3.7(c), (d) or (e) shall be taken into account in computing subsequent allocations pursuant to this Agreement, so that the net amount of any items so allocated and all other items allocated to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each Member if such allocations pursuant to any allocation made to satisfy Sections 3.7(c), (d) or (e) had not occurred.

3.8                               Individual Members’ Tax Treatment.

Each Member agrees not to treat, on any income tax return or in any claim for a refund filed with any tax authority, any item of income, gain, loss, deduction or credit in a manner inconsistent with the treatment of such item by the Company in any return or other statement filed by or on behalf of the Company with such tax authority.

3.9                               Distributions.

(a)                                 The Class B Member shall be entitled to cash distributions from its NCL Book Account representing the previously undistributed amount of any Incentive Allocations whenever cash is available for distribution.

(b)                                 Subject to the foregoing, the amount and timing of any distributions, if any, from the Company shall be determined by the Class A Members.  Such distributions shall be apportioned among the Members in proportion to their respective NCL Book Account balances.

ARTICLE IV
MANAGEMENT

4.1                               Rights and Powers of the Class A Members.

(a)                                 Subject to the terms and conditions of this Agreement, the Class A Members shall have complete and exclusive responsibility (i) for all management decisions to be made on behalf of the Company and (ii) for the conduct of the business and affairs of the Company, including all such decisions and all such business and affairs to be made or conducted by the Company.  The Class B Member shall have no right to participate in the management and control of the Company and no right to vote on or consent to any matter relating to the Company except as expressly set forth herein.  Each of the Class A Members is authorized and has the power to do all things necessary to carry out the purposes of the Company.

(b)                                 Without limiting the foregoing generality of the Class A Members’ duties and powers hereunder, each Class A Member shall have full power and authority, subject to the other terms and provisions of this Agreement, to execute, deliver and perform such contracts, agreements and other undertakings, and to engage in all activities and transactions, as it may deem necessary or advisable for, or as may be incidental to, the conduct of the business of the Company contemplated by this Section 4.1, including contracts, agreements, undertakings and transactions with any Member or with any other Person, firm or corporation having any business, financial or other relationship with any Member or Members.

(c)                                  The Class A Members shall make appropriate arrangements for the safe custody of the Company’s assets.  Such arrangements may involve the holding of documents of title by, and the registration of the Company’s assets in the name of, the Class A Members for the account of the Company.  If the Class A Members consider it appropriate to appoint a third party to maintain custody over the Company’s assets, such appointment may be made by the Class A Members on behalf of the Company on such terms as the Class A Members may determine.

(d)                                 The Class A Members shall use their reasonable best efforts to prevent the Company from incurring any item of income which is effectively connected with the conduct of a “trade or business within the United States,” within the meaning of Sections 864(b) and 897 of the Code.

4.2                               Expenses.

The Class A Members shall be responsible for the payment of all costs and expenses arising in connection with the Company’s administration and accounting. The Company shall be responsible for all costs and expenses directly related to the ownership and disposition of the NCL Shares.

4.3                               Rights of Class B Member.

(a)                                 Notwithstanding anything herein to the contrary, the consent of the Class B Member shall be required for (i) undertaking any activity on behalf of the Company unrelated to the ownership and disposition of the NCL Shares and (ii) taking any action, or failing to take any action, that, if it had been taken or omitted by AAA Investments, L.P. or AAA Investments (Co-Invest VI), L.P. prior to the transfer of the NCL Shares to the Company, would be inconsistent with the obligations of AAA Investments, L.P. pursuant to the AIF VI Co-Investment Agreement. The Class A Members will notify the Class B Member within a reasonable time in advance of any proposed action to be taken with respect to voting, disposition or other material action relating to the NCL Shares, and will give good faith consideration to the views of the Class B Member regarding whether any proposed action or omission to act complies with the purpose and intent of this section. The Class A Members acknowledge that the Class B Member has cooperated in the Class A Members’ request to capitalize the Company with the NCL Shares and that the Class B Member has done so in reliance, among other things, on the Class A Members’ compliance with the foregoing obligations.

(b)                                 Nothing in this Agreement shall entitle any Member to any compensation for services rendered to or on behalf of the Company as an agent or in any other capacity, except for any amounts payable in accordance with this Agreement.

(c)                                  The Class B Member shall be the tax matters partner for purposes of Section 6231(a)(7) of the Code.  Subject to Section 4.3(d), the Class B Member shall have the exclusive authority and discretion to make any elections required or permitted to be made by the Company under any provisions of the Code or any other revenue laws. The Class B Member is hereby authorized to and shall execute and file any form or document required by any applicable United States state or local tax law in order for the Company to be classified as a partnership under such United States state or local law, and shall not subsequently elect to change any such classification. The Class B Member shall cause the Company to timely file all tax returns of the Company that are required for federal, state and local income tax purposes on the basis of the accrual method.

(d)                                 The Class B Member shall not file any election that would cause the Company to be subject to the Revised Partnership Audit Procedures with respect to its taxable years beginning on or before December 31, 2017.  If the Company qualifies as a “small partnership” under Section 6231(a)(1)(B)(i) of the Code, the Class B Member shall, on the initial U.S. federal income tax return of the Company, make an election under Section 6231(a)(1)(B)(ii) of the Code to have the “TEFRA” audit provisions of subchapter C of chapter 63 of the Code apply to the Company. With respect to tax years beginning after December 31, 2017, the Class B Member shall be the partnership representative of the Company pursuant to Code Section 6223(a), and shall have any powers necessary to perform fully in such capacity, and shall be permitted to take any and all actions, to the extent permitted by law.

(e)                                  The Class B Member shall use commercially reasonable efforts to (i) notify the other Members in writing of any investigations, audits or examinations of the Company’s affairs by any tax authority (a “Tax Proceeding”) and (ii) keep the other Members fully and timely informed of any material developments with respect to such Tax Proceeding.

ARTICLE V
ADMISSIONS, TRANSFERS AND WITHDRAWALS

5.1                               Admission of Class A Members.

The Class A Members may admit any Person to the Company as an additional Class A Member, but only with the consent of the Class B Member.

5.2                               Transfer of Interest of the Members.

(a)                                 No Member may Transfer all or any part of its interest in the Company without the consent of the other Member or Members, other than to an Affiliate that assumes the rights and duties of the transferor under this Agreement and agrees to be bound by the provisions hereof.

(b)                                 The Class A Members shall not cause the Company to merge, consolidate, convert or amalgamate with or into any other Person without the consent of the Class B Member.

5.3                               Withdrawal of Members.

(a)         AAA Guarantor — Co-Invest VI (B), L.P. has withdrawn as a member. No amount is due to or from AAA Guarantor — Co-Invest VI (B), L.P.

(b)         Subject to Sections 5.2(a) and 5.3(a), no Member may withdraw from the Company in whole or in part without the consent of the other Members.

ARTICLE VI
TERM AND DISSOLUTION OF THE COMPANY

6.1                               Term.

The term of the Company commenced on the date of the filing of the Certificate pursuant to the Act and shall continue until the Company is dissolved in accordance with the terms of this Agreement and the Act; provided that the existence of the Company as a separate legal entity shall continue until the filing of a certificate of cancellation in accordance with the Act.  The Class A Members shall commence the winding up of the affairs of the Company pursuant to the Act on a date of dissolution approved by all Members or at such earlier time as required by the Act (an “Event of Dissolution”).

6.2                               Winding-up.

The Class A Members, except where the Class A Members are unable to perform this function, a liquidator elected by a majority in Interest of Class A Members, shall commence the winding-up of the Company upon occurrence of any Event of Dissolution.

6.3                               Final Distribution.

(a)                                 Subject to the Act, after the Dissolution Sale, the proceeds thereof and any other assets of the Company shall be distributed in one or more installments in the following order of priority:

(i)                                     to creditors of the Company (including, if applicable, the Class A Members and their Affiliates), in satisfaction of liabilities of the Company, including the expenses of the winding-up, liquidation and dissolution of the Company (whether by payment or the making of reasonable provision for payment thereof) in accordance with Section 17-804 of the Act;

(ii)                                  to Members who are creditors in satisfaction of Company debts other than the obligations described in Section 6.3(a)(iii); and

(iii)                               to the Members (including the Class A Members) who shall next be paid liquidating distributions (in cash or in securities or other assets, whether or not readily marketable) pro rata in accordance with, and up to the positive balances of their respective Capital Accounts, as adjusted pursuant to Article III to reflect allocations for the Accounting Period ending on the date of the distributions under this Section 6.3(a)(iii).

(b)                                 Notwithstanding this Section 6.3 and the priorities set forth in the Act, the Class A Members may distribute ratably in-kind rather than in cash, upon dissolution, any assets of the Company.

(c)                                  Upon completion of the above winding-up process, the Class A Members or liquidator shall file a certificate of cancellation in accordance with the Act.

ARTICLE VII
ACCOUNTING AND VALUATION; BOOKS AND RECORDS

7.1                               Accounting and Reports.

(a)                                 The Company may adopt for tax accounting purposes any accounting method which the Class A Members shall decide is in the best interests of the Company and which is permissible for United States federal income tax purposes.

(b)                                 Beginning with the Fiscal Year ending on December 31, 2016, the Class A Members shall prepare or cause to be prepared financial statements in accordance with United States generally accepted accounting principles on an annual basis.  The annual financial statements shall be delivered to the Class B Member together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such other information as the Class A Members deem appropriate.  The annual financial statements shall be audited by an independent accounting firm of international standing and sent to the Class B Member within [60] days after the end of each Fiscal Year.

(c)                                  As soon as reasonably practicable after the end of each month, the Company shall send to each Member a statement setting forth the net asset value of such Member’s Capital Account as of the end of such month.

(d)                                 The Class B Member shall prepare, or cause to be prepared, and send to each Member on an annual basis such information as is required for United States federal income tax reporting purposes, including United States Internal Revenue Service Schedule K-1 and information relating to the passive foreign investment company status of a foreign corporate subsidiary and, where reasonably possible, any portfolio company.

(e)                                  Where required to do so by the applicable law or taxing authority of any jurisdiction, the Company may withhold tax from any income or capital gain of the Company and, in that event, shall use commercially reasonable efforts to provide such information as is necessary to enable the Members to obtain any refund of any such withholding taxes (to the extent that the Company can do so without unreasonable effort or expense). Any amount paid on behalf of or with respect to a Member pursuant to this Section 7.1(e) shall be treated as having been distributed to such Member as an advance against the next distributions that would otherwise be made to such Member, and such amount shall be satisfied by offset from such next distributions.  Each Member will furnish the Company with such information as may reasonably be requested by the Company from time to time to determine whether withholding is required.

7.2                               Books and Records.

The Class A Members shall keep books and records pertaining to the Company’s affairs showing all of its assets and liabilities, receipts and disbursements, realized income, gains and losses, Members’ Capital Accounts, Members’ NCL Book Accounts and all transactions entered into by the Company.  The Class A Members shall afford to the Class B Member and the Company’s independent auditors reasonable access to such documents during customary business hours and shall permit them to make copies thereof or extracts therefrom at the expense of the Company.

ARTICLE VIII
GENERAL PROVISIONS

8.1                               Amendment of Agreement.

The consent of all Members is required for any amendment to this Agreement.

8.2                               Notices.

Notices which may or are required to be given under this Agreement by any party to another shall be given by hand delivery, transmitted electronically to an address that has been previously provided or verified through another form of notice or sent by registered or certified mail, return receipt requested, and shall be addressed to the respective parties hereto at its principal office or to such other addresses or facsimile numbers as may be designated by any party hereto by notice addressed to the other Member or Members.  Notices shall be deemed to have been given when delivered by hand or on the date indicated as the date of receipt on the return receipt.

8.3                               Agreement Binding Upon Successors and Assigns; Delegation.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors by operation of law, but the rights and obligations of the Members hereunder shall not be assignable, transferable or delegable except as expressly provided herein, and any attempted assignment, transfer or delegation thereof that is not made in accordance with such express provisions shall be void and unenforceable.

8.4                               Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.  Each party hereto submits to the non-exclusive jurisdiction of the United States federal or New York State courts situated in the County of New York, New York.

8.5                               Not for Benefit of Creditors.

The provisions of this Agreement are intended only for the regulation of relations among Members and between Members and former or prospective Members and the Company.  This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

8.6                               Consents.

Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Company.

8.7                               Miscellaneous.

(a)                                 AAIA acknowledges that it and Athene Holding Ltd. considered and determined that AAIA’s investment in the Company (including the Company’s investment the NCL Shares) complies with the permitted investment laws applicable to Iowa life insurance companies.

(b)                                 The captions and titles preceding the text of each Section hereof shall be disregarded in the construction of this Agreement.  Use of the word “including” in this Agreement means in each case “without limitation,” whether or not such term is explicitly stated.

(c)                                  This Agreement may be executed in counterparts, each of which shall be deemed to be an original hereof.

8.8                               Entire Agreement.

This agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Class A Members:

ATHENE ANNUITY & LIFE COMPANY

By:	/s/ James R. Belardi
Name: James R. Belardi
Title: Chief Executive Officer

ATHENE LIFE RE LTD.

By:	/s/ Zachary Jones
Name: Zachary Jones
Title: CFO of Athene Life Re Ltd.

NCL Athene LLC

Amended & Restated Limited Liability Company Agreement

Signature Page

Class B Member:

AAA ASSOCIATES, L.P.

By:	AAA MIP Limited,
its general partner

By:	Apollo Alternative Assets, L.P.,
its service provider

By:	Apollo International Management, L.P.,
its managing general partner

By:	Apollo International Management GP, LLC,
its general partner

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

AS TO ITS WITHDRAWAL ONLY:

AAA GUARANTOR – CO-INVEST VI (B), L.P.
By:	AAA MIP Limited,
its general partner

By:	Apollo Alternative Assets, L.P.,
its service provider,

By:	Apollo International Management, L.P.,
its managing general partner

By:	Apollo International Management GP, LLC,
its general partner

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

NCL Athene LLC

Amended & Restated Limited Liability Company Agreement

Signature Page